SO 6/14/05



SECUI 05042073 ION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH DC 209 SECTION

SEC FILE NUMBER
8- 47268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BISON CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1535 42ND STREET SW SUITE 300B
(No. and Street)

FARGO,	ND	58103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RYAN DAVIS 701-281-7140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POWER & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

1110 COLLEGE DRIVE SUITE 105	BISMARCK,	ND	58501
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 0 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RYAN DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BISON CAPITAL, INC., as of MARCH 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FIN OP

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BISON CAPITAL, INC.

AUDITED FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

BISON CAPITAL, INC.

TABLE OF CONTENTS


C
A

Power & Associates
Tax, Financial & Benefit Strategies
for Closely-held Businesses

John P. Power, CPA
1110 College Drive, Suite 105 Bismarck, ND 58501
701.255.7259 Fax 701.255.2213 john@powercpa.biz

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bison Capital, Inc.
Fargo, North Dakota

We have audited the accompanying statement of financial condition of **Bison Capital, Inc.** as of March 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of **Bison Capital, Inc.** as of March 31, 2004, were audited by other auditors whose report dated May 27, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Bison Capital, Inc.** as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Power & Associates

May 18, 2005
Bismarck, North Dakota

BISON CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

MARCH 31, 2005 and 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES:		
Accounts payable	$ -0-	$ 3,150
Accrued income taxes	6,982	-0-
Total Current Liabilities	6,982	3,150
Total Liabilities	6,982	3,150
STOCKHOLDERS' EQUITY:		
Common stock	50,000	50,000
Additional paid-in capital	90,971	85,500
Retained earnings (deficit)	(84,185)	(120,628)
Total Stockholders' Equity	56,786	14,872
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 63,768**	**$ 18,022**

See Notes to Financial Statements

BISON CAPITAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2005 and 2004

	2005	2004
INCOME:		
Commissions received	137,098	11,143
Interest	13	134
Total Other Income	137,111	11,277
EXPENSES:		
Office rent and management fees	62,000	12,000
Contract services	24,000	-0-
Professional services	4,150	4,524
Office supplies	678	558
Licenses and fees	5,468	2,126
Insurance and bonds	350	519
Travel	-0-	178
Education and training	-0-	170
Advertising	1,253	93
Depreciation	12	25
Interest expense	25	-0-
Commissions paid	-0-	-0-
Total Expenses	97,936	20,193
Income (Loss) before Income Taxes	39,175	(8,196)
Provision for Income Taxes	**2,732**	**13,000**
NET INCOME	**$ 36,443**	**$ (21,916)**

See Notes to Financial Statements

BISON CAPITAL, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances,				
March 31, 2003	$ 50,000	$ 85,500	$ (63,712)	$ 71,788
Contributions	-0-	-0-	-0-	-0-
Distributions	-0-	-0-	(35,000)	(35,000)
Net Income (Loss)	-0-	-0-	(21,916)	(21,916)
Balances,				
March 31, 2004	50,000	85,500	(120,628)	14,872
Distributions	-0-	(24,529)	-0-	(24,529)
Contributions	-0-	30,000	-0-	30,000
Net Income (Loss)	-0-	-0-	36,443	(36,443)
Balances,				
March 31, 2005	**$ 50,000**	**$ 90,971**	**$(84,185)**	**$ 56,786**

See Notes to Financial Statements

BISON CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$ 135,274	$ 15,143
Cash paid to suppliers and employees	(101,434)	(18,134)
Interest received	13	134
Interest paid	(25)	-0-
Income tax refunds received	-0-	-0-
Income taxes paid	-0-	-0-
Net cash provided (used) by operating activities	33,828	(2,857)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of assets	-0-	-0-
Capital expenditures	-0-	-0-
Net cash used by investing activities	-0-	-0-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions (distributions)	5,471	(35,000)
Net cash provided (used) by financing activities	-0-	(35,000)
Net Increase (Decrease) in Cash	39,299	(37,857)
CASH AT BEGINNING OF YEAR	17,091	54,948
CASH AT END OF YEAR	**$ 56,390**	**$ 17,091**

See Notes to Financial Statements

BISON CAPITAL, INC.
STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED MARCH 31, 2005 and 2004

	2005	2004
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
NET INCOME (LOSS)	$ 36,443	$ (21,916)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Depreciation	12	25
Gain on sale of asset	-0-	-0-
Change in assets and liabilities -		
(Increase) decrease in commissions receivable	(1,824)	4,000
(Increase) decrease in tax refunds receivable	-0-	-0-
(Increase) decrease in prepaid expenses	(385)	90
(Increase) decrease in deferred tax credits	(4,250)	13,000
Increase (decrease) in accounts payable	(3,150)	1,944
Increase (decrease) in accrued income taxes	6,982	-0-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	**$ 33,828**	**$ (2,857)**

See Notes to Financial Statements

BISON CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005 and 2004

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Nature of Business – Bison Capital, Inc. is a North Dakota corporation operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company operates one site in Fargo, North Dakota with representatives in Fargo and Bismarck, North Dakota. The Company's primary source of revenue is providing brokerage services to its customers.

The Company operates under the provisions of Paragraph (k)(2)(I) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(I) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the activities as a broker/dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between itself and its customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers."

B. Security Transactions – Commission revenue and expenses are reflected in these financial statements as of the trade date.

C. Income taxes – Accounting policies used for federal and state income tax purposes are consistent with those used for financial reporting purposes.

D. Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

E. Advertising – Costs for advertising are expensed as incurred.

F. Depreciation – Depreciation is computed on an accelerated method using estimated useful lives of five to seven years.

BISON CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS (continued)
MARCH 31, 2005 and 2004

NOTE 2. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of March 31, 2005 and 2004, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2005	2004
Net capital ratio	.14:1	.23:1
Net capital	$ 49,408	$ 13,941
Net capital requirement	$ 5,000	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 3. RESERVE REQUIREMENTS:

The Company is exempt from Securities and Exchange Commission Rule 15c-3-3 under Section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 4. NOTES PAYABLE – LINE OF CREDIT:

The Company has a $30,000 line of credit with Security State Bank of Fargo. Interest on the line is variable with a current rate of 7% on the outstanding balance. At March 31, 2005, $-0- was owed on the line of credit. The line of credit is unsecured and has a maturity date of December 1, 2005.

BISON CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS (continued)
MARCH 31, 2005 and 2004

NOTE 5. PROVISION FOR INCOME TAXES:

Federal and state income tax expense consists of the following:

	2005	2004
Provision for taxes based on statutory rates	$ 6,982	$ -0-
Deferred tax provision (benefit)	(4,250)	13,000
Provision for income taxes	$ 2,732	$ 13,000

On March 31, 2005 and 2004, a deferred tax asset of $15,450 and $14,900, respectively, has been recorded based on net operating loss carryovers being utilized over fifteen and twenty year periods beginning March 31, 1998. A valuation allowance has been established in the amount of $11,200 and $14,900, respectively, to reflect net operating losses expected to expire prior to utilization.

NOTE 6. RELATED PARTY TRANSACTIONS:

During 2005, the Company paid $2,000 rent and management fee to Dakota REIT Management, Inc. Effective October 1, 2004, the company entered into a Cost Sharing Agreement with Financial Advisors, a sole proprietorship owned by Bruce Hager, the Company's sole shareholder, that calls for monthly payments of $10,000. During 2005, the Company paid $60,000 to Financial Advisors under this agreement.

During 2004, the Company incurred rent and management fee expense of $12,000 and $7,500, respectively, to Dakota REIT Management, Inc., a corporation which is owned by George Gaukler, a vice president of the Company. At March 31, 2004 the Company owed $3,000 to Dakota REIT Management, Inc. for payment of rent and management fees. This amount is included in accounts payable at March 31, 2004.

The Company received sales commissions totaling $10,680 in 2004 from Dakota Real Estate Investment Trust, an entity which George Gaukler is on the Board of Trustees.

The Company recorded sales commissions receivable totaling $4,000 in 2003, from 32nd Center, LLLP, an entity in which George Gaukler is the General Partner. This amount was received by the Company in 2004.

During 2005 and 2004, the Company made cash distributions of $24,529 and $35,000 to George Gaukler.

NOTE 7. SALE OF THE COMPANY:

Effective July 1, 2004, all of the outstanding stock of the company was purchased by Bruce Hager. The change in ownership will limit the Company's ability to utilize net operating loss carryforwards (See Note 5).

(The rest of this page intentionally left blank)

BISON CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2005

	Schedule I
NET CAPITAL	
Total stockholder's equity from the statement of financial condition	$ 56,786
Deductions	
Nonallowable assets:	
Commissions receivable	(1,824)
Prepaid expenses	(1,304)
Deferred tax credits	(4,250)
Net capital	$ 49,408
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required – higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 44,408
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$ 48,710
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ 6,982
Ratio of aggregate indebtedness to net capital	.14:1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 56,391
Audit Adjustments	(6,982)
Rounding	(1)
	$ 49,408
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$ -0-
Audit adjustments	6,982
	$ 6,982



Power Associates
Tax, Financial & Benefit Strategies
for Closely-held Businesses

John P. Power, CPA
1110 College Drive, Suite 105 Bismarck, ND 58501
701.255.7259 Fax 701.255.2213 john@powercpa.biz

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Bison Capital, Inc.
Fargo, North Dakota

In planning and performing our audit of the financial statements and supplementary schedule of **Bison Capital, Inc**. for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **Bison Capital, Inc.** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons; in recordation of differences required by Rule 17a-124; and in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of **Bison Capital, Inc.** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy fir such purposes. Based on this understanding and on our study, we believe that **Bison Capital, Inc.'s** practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that relay on Rule 171-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Associates

Bismarck, North Dakota
May 18, 2005